


10016050

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com


SEC MAIL
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22 July 2010

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

Mondi plc

- Resolutions passed 6 May 2010 and filed with the UK Registrar of Companies on 20 May 2010.
- Form CC04 removing the objects clause from the Company's memorandum of association and filed with the UK Registrar of Companies on 20 May 2010.
- Form AD02 notifying a change to the location of the Company's register of members and filed with the UK Registrar of Companies on 21 June 2010.
- Annual return filed with the South African Registrar of Companies on 7 July 2010 in connection with the Company's South African branch register.
- Form CH01 notifying a change of service address for a company director and filed with the UK Registrar of Companies on 20 July 2010.

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

**Company Number 06209386**

**The Companies Act 2006**

**COMPANY LIMITED BY SHARES**

**Resolutions**

**of**

**Mondi plc (the 'Company')**


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**Passed on 6 May 2010**

At the ANNUAL GENERAL MEETING of the Company held on Thursday 6 May 2010 the following Resolutions were duly passed of which Resolution 24 was duly passed as an ORDINARY RESOLUTION of the Company and Resolutions 23, 25 and 26 were duly passed as SPECIAL RESOLUTIONS of the Company.

23. That:
i. the Articles of Association of Mondi plc be amended by deleting all the provisions of the Mondi plc Memorandum of Association which, by virtue of section 28 of the UK Companies Act 2006, are to be treated as provisions of the Mondi plc Articles of Association; and
ii. the amended Articles of Association of Mondi plc produced to the meeting and initialled by the chairman of the meeting for the purposes of identification be adopted as the Articles of Association of Mondi plc in substitution for, and to the exclusion of, the existing Articles of Association of Mondi plc, with effect from the end of this meeting.

24. That the directors of Mondi plc be generally and unconditionally authorised pursuant to and in accordance with section 551 of the UK Companies Act 2006 to exercise all the powers of Mondi plc to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount of €5,141,371.20. Such authority to apply in substitution for all previous authorities pursuant to section 551 of the UK Companies Act 2006 and to expire at the conclusion of the next Annual General Meeting of Mondi plc to be held in 2011 or, if earlier, 6 August 2011, but so that Mondi plc may make offers or enter into agreements during the relevant period which would, or might, require shares to be allotted after the authority expires.

25. That, subject to the passing of resolution 24, the directors of Mondi plc be empowered to allot equity securities (as defined in section 560(1) of the UK Companies Act 2006) wholly for cash pursuant to the authority given in resolution 24 in connection with:
i. a Rights Issue to ordinary shareholders (excluding any holding of treasury shares) where the rights of each shareholder are, as nearly as practicable, proportionate to the number of shares held. The directors of Mondi plc may exclude certain shareholders, deal with fractions and generally manage the Rights Issue as they think fit; and
ii. the allotment of equity securities up to an aggregate nominal value of €3,672,408, as if section 561(1) of the UK Companies Act 2006, to the extent applicable, did not apply to any such allotment;

such power to expire at the conclusion of the next Annual General Meeting of Mondi plc to be held in 2011 or, if earlier, 6 August 2011, but so that Mondi plc may make offers and enter into agreements which would, or might, require equity securities to be allotted after the power expires.

26. That Mondi plc is generally and unconditionally authorised for the purpose of section 701 of the UK Companies Act 2006 to make market purchases (as defined in section 693 of the UK Companies Act 2006) of its own ordinary shares in the capital of Mondi plc provided that:
i. the maximum number of ordinary shares which may be purchased is 18,362,040 (representing 5% of Mondi plc's issued ordinary share capital);
ii. the minimum price which may be paid for any ordinary share is €0.20;
iii. the maximum price which may be paid for any ordinary share is no more than 5% above the average of the middle market quotations of the ordinary shares of Mondi plc as derived from the London Stock Exchange Daily Official List for the five business days immediately before the day on which such share is contracted to be purchased; and
iv. this authority will expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2011 or, if earlier, 6 August 2011 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry).



Carol Anne Hunt
Secretary
10 May 2010

In accordance with Section 31 of the Companies Act 2006.

# CC04
## Statement of company's objects


Companies House
for the record
SEC MAIL
JUL 26 2010
WASH, DC
211
SECTION

✓ **What this form is for**
You may use this form to notify the change of company's objects.

✗ **What this form is NOT for**
You cannot use this form to notify the change of any provision in articles different to objects.

For further information, please refer to our guidance at www.companieshouse.gov.uk

## 1 Company details

Company number: 0 6 2 0 9 3 8 6

Company name in full: Mondi plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

## 2 Company's objects ❶

The above company gives notice of the following changes to the company's objects: ❷

- ☐ addition to
- ☑ removal of
- ☐ alteration to

❶ **Please note:**
A copy of the amending resolution and a copy of the revised articles must be sent within 15 days of the amendment taking effect.

❷ The amendment to the objects is not effective until entry of this form on the Register.

## 3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X  X

This form may be signed by:
Director❸, Secretary, Person authorised❹, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❸ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❹ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CC04
Statement of company's objects



## Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Graham Fenwick
Company name: Mondi plc

Address: Mondi plc, Building 1, Ist Floor,
Aviator Park, Station Road

Post town: Addlestone
County/Region: Surrey
Postcode: K T 1 5 2 P G
Country: England
DX:
Telephone: 01932 826 369



## Checklist

**We may return forms completed incorrectly or with information missing.**

**Please make sure you have remembered the following:**

- ☐ The company name and number match the information held on the public Register.
- ☐ You have indicated in section 2 the extent of changes to the company's objects.
- ☐ You have signed the form.



## Important information

**Please note that all information on this form will appear on the public record.**



## Where to send

**You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:**

**For companies registered in England and Wales:**
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

**For companies registered in Scotland:**
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

**For companies registered in Northern Ireland:**
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



## Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

FILE NO. 82-35165



Companies House
— for the record —

# AD02 (ef)


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## Notification of single alternative inspection location (SAIL)


XUM70L16

*Company Name:* **MONDI PLC**

*Company Number:* **06209386**

*Received for filing in Electronic Format on the:* **21/06/2010**

---

## *SAIL Address*

*The address for an alternative location to the company's registered office for the inspection of registers is:*

**CAPITA REGISTRARS THE REGISTRY**
**34 BECKENHAM ROAD**
**BECKENHAM**
**KENT**
**UNITED KINGDOM**
**BR3 4TU**

---

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Liquidator, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

---

Hybrid Lodgement


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Annual Return Successfully Lodged

Amount Deducted:
**R4000.00**


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## External Company Annual Return

MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5
*Tracking Number:* 79702907 Customer Code: MONDI2 (POST)

Please lodge the following forms with CIPRO to update the official register:

| | |
|---|---|
| CM31 | Notice of consent to appointment, change of name by auditor or removal of auditor |
| CM29 | Contents of register of directors, auditors and officers |
| CM27A | Notice of consent to appointment, change of name or resignation by or removal of company secretary |
| CM37 | Notice of person authorised to accept service on behalf of external company |

EXTERNAL COMPANY INFORMATION

| | |
|---|---|
| Full (Proposed) Name | MONDI PLC INCORPORATED IN ENGLAND AND WALES |
| Literal Translation of Name (if applicable) | |
| Shortened Form of Name (if applicable) | |
| Description of Main Business | CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE *changed to* PACKAGING AND PAPER |
| Date of Financial Year End | DECEMBER |
| Effective Date of Financial Year End | 22-05-2007 |
| Region / province of registered office | GAUTENG |
| Postal Address | POSTNET SUITE #444<br>PRIVATE BAG X1<br>MELROSE ARCH<br>SOUTH AFRICA<br>2076 |
| Registered Office | 4TH FLOOR<br>NO 3 MELROSE BOULEVARD<br>MELROSE ARCH<br>JOHANNESBURG SOUTH AFRICA<br>2196 |
| Telephone Number (and code) | |
| Fax Number (and code) | |
| Email Address | |
| Website URL | |
| Tax Number | 9372067166 |
| Last financial statements lodged | *changed to* 31/12/2008 |
| Holding Company | |
| | |

| Last Annual General Meeting | *changed to* 06/06/2010 |
|---|---|

Details of Auditor

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Full Name of Auditor | DELOITTE AND TOUCHE |
| Status | Current |
| Date of status change (if applicable) | |
| Membership / Practice No. | *changed to* 123456789 |
| Profession | *changed to* The Association Of Chartered Accountants |
| Postal Address of Auditor | PRIVATE BAG X6<br>GALLO MANOR<br><br>2052 |
| Business Address of Auditor | DELOITTE AND TOUCHE<br>WOODLANDS DRIVE<br>WOODMEAD<br><br>2146 |
| Telephone number (and code) | |
| Fax number (and code) | |
| Email address | |
| Cell number | |
| Appointment date | *changed to* 01/07/2007 |

Details of Director(s)

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Surname | NICHOLAS |
| Full Names | JOHN EDWARDS |
| Initials | JE |
| ID Number / Passport number | *changed to* 560804 |
| Date of Birth | 04-08-1956 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | OVERROADS 2 GROVE ROAD<br>BEACONSFIELD<br>BUCKINGHAMSHIRE HP9 IUP<br><br>0000 |
| Residential Address | OVERROADS 2 GROVE ROAD<br>BEACONSFIELD<br>BUCKINGHAMSHIRE HP9 IUP<br><br>0000 |

| | |
|---|---|
| Country of residence | UNITED KINGDOM |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 02-10-2009 |

***MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907***

| | |
|---|---|
| Surname | KING |
| Full Names | ANDREW CHARLES WALLIS |
| Initials | ACW |
| ID Number / Passport number | 6909135109086 |
| Date of Birth | 13-09-1969 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | POSTNET SUITE #444<br>PRIVATE BAG X1<br>MELROSE ARCH<br>SOUTH AFRICA<br>2076 |
| Residential Address | 9 PORTER AVENUE<br>MELROSE NORTH<br>JOHANNESBURG<br><br>2196 |
| Country of residence | SOUTH AFRICA |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 23-10-2008 |

***MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907***

| | |
|---|---|
| Surname | HATHORN |
| Full Names | DAVID ANDREW |
| Initials | DA |
| ID Number / Passport number | 6208215098087 |
| Date of Birth | 21-08-1962 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| | POSTNET SUITE #444 |

| | |
|---|---|
| Postal Address | PRIVATE BAG X1<br>MELROSE ARCH<br>SOUTH AFRICA<br>2076 |
| Residential Address | 17B SPRINGHILL ROAD<br>SANDTON<br><br>2146 |
| Country of residence | SOUTH AFRICA |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

*MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907*

| | |
|---|---|
| Surname | MATTHEWS |
| Full Names | COLIN STEPHEN |
| Initials | CS |
| ID Number / Passport number | 580420 |
| Date of Birth | 20-04-1958 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1, AVIATOR PARK<br>STATION ROAD<br>ADDLESTONE, SURREY<br>KT15 2PG, UNITED KINGDOM<br>0000 |
| Residential Address | BRAE COTTAGE<br>BUTE AVENUE<br>RICHMOND, SURREY<br>TW10 7AX, UNITED KINGDOM<br>0000 |
| Country of residence | UNITED KINGDOM |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

*MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907*

| | |
|---|---|
| Surname | MKHIZE |
| Full Names | IMOGEN NONHLANHLA |
| Initials | IN |

| | |
|---|---|
| ID Number / Passport number | 6306160715089 |
| Date of Birth | 16-06-1963 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1, AVIATOR PARK<br>STATION ROAD<br>ADDLESTONE, SURREY<br>KT15 2PG, UNITED KINGDOM<br>0000 |
| Residential Address | 6 KERHODE PLACE<br>DURBAN NORTH<br><br>4051 |
| Country of residence | SOUTH AFRICA |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

*MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907*

| | |
|---|---|
| Surname | QUINN |
| Full Names | ANNE CECILLE |
| Initials | AC |
| ID Number / Passport number | 610704 |
| Date of Birth | 04-07-1961 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1, AVIATOR PARK<br>STATION ROAD<br>ADDLESTONE, SURREY<br>KT15 2PG, UNITED KINGDOM<br>0000 |
| Residential Address | 31 CAPITAL WHARF<br>50 WAPPING HIGH STREET<br>LONDON, E1W 1LY<br>UNITED KINGDOM<br>0000 |
| Country of residence | NEW ZEALAND |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Surname | WILLIAMS |
| Full Names | DAVID MICHAEL |
| Initials | DM |
| ID Number / Passport number | 460118 |
| Date of Birth | 18-01-1946 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1, AVIATOR PARK<br>STATION ROAD<br>ADDLESTONE, SURREY<br>KT15 2PG, UNITED KINGDOM<br>0000 |
| Residential Address | BUNZL PLC<br>110 PARK STREET<br>LONDON, W1K 6NX<br>UNITED KINGDOM<br>0000 |
| Country of residence | UNITED KINGDOM |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Surname | RAMAPHOSA |
| Full Names | CYRIL MATAMELA |
| Initials | CM |
| ID Number / Passport number | 5211175681087 |
| Date of Birth | 17-11-1952 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1, AVIATOR PARK<br>STATION ROAD<br>ADDLESTONE, SURREY, KT15 2PG<br>UNITED KINGDOM<br>0000 |
| Residential Address | POSTNET SUITE 167<br>PRIVATE BAG X9924<br>SANDTON<br><br>2146 |
| Country of residence | SOUTH AFRICA |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |

| | |
|---|---|
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-06-2007 |

*MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907*

| | |
|---|---|
| Surname | OSWALD |
| Full Names | PETER JOSEF |
| Initials | PJ |
| ID Number / Passport number | 620610 |
| Date of Birth | 28-10-1960 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | KELSENSTRASSE 7<br>1032<br>VIENNA<br><br>AUSTRIA<br>*changed to*<br>KELSENSTRASSE 7<br>1032<br>VIENNA<br>AUSTRIA<br>0000 |
| Residential Address | COBENZLGASSE 109<br>1190<br>VIENNA<br><br>AUSTRIA<br>*changed to*<br>COBENZLGASSE 109<br>1190<br>VIENNA<br>AUSTRIA<br>0000 |
| Country of residence | AUSTRIA |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 01-01-2008 |

Details of Alternate Director(s)

Details of Director(s)/Officer(s)

Details of Secretary(s)

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Surname | HUNT |
| Full Names | CAROL ANNE |
| Initials | CA |
| ID Number / Passport number | 610422 |
| Date of Birth | changed to<br>22/04/1961 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | BUILDING 1 AVIATOR PARK<br>STATION ROAD ADDLESTONE<br>SURREY KT15 2PG<br>UNITED KINGDOM<br>0000 |
| Residential Address | 20 CARLTON HOUSE TERRACE<br>LONDON<br>SW1Y 5AN<br><br>0000 |
| Country of residence | UNITED KINGDOM |
| Telephone number (and code) | |
| Fax number (and code) | |
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

Details of Officer(s)

| *MONDI PLC INCORPORATED IN ENGLAND AND WALES ( 2007/014903/10) Annual Return for period: 2010/5. Tracking Number:79702907* | |
|---|---|
| Surname | LAUBSCHER |
| Full Names | PHILIP ALBERT |
| Initials | PA |
| ID Number / Passport number | 6611185026086 |
| Date of Birth | 18-11-1966 |
| Status | ACTIVE |
| Date of status change (if applicable) | |
| Postal Address | POSTNET SUITE #444<br>MELROSE ARCH<br>JOHANNESBURG<br>SOUTH AFRICA<br>2076 |
| Residential Address | 67 TANA ROAD<br>SUNNINGHILL<br>SOUTH AFRICA<br><br>2157 |
| Country of residence | SOUTH AFRICA |
| Telephone number (and code) | |

| Fax number (and code) | |
|---|---|
| Cell Number | |
| Email Address | |
| Profession | |
| Effective Date of Membership | 22-05-2007 |

Details of Local Manager(s)

Details of Trust(s)